Simpson Thacher & Bartlett llp

425 Lexington Avenue New York, NY 10017
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telephone: +1-212-455-2000 facsimile: +1-212-455-2502

Direct Dial Number +1-202-636-5924	E-mail Address daniel.honeycutt@stblaw.com

May 12, 2023

VIA EDGAR

Mr. William Demarest

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	BGO Industrial Real Estate Income Trust, Inc.

Amendment No. 3 to the Draft Registration Statement on Form S-11

Submitted April 12, 2023

CIK No. 0001942722

Dear Mr. Demarest:

On behalf of BGO Industrial Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the Company’s registration statement on Form S-11 relating to the proposed public offering of shares of the Company’s common stock (the “Registration Statement”). In the Registration Statement, the Company has responded to the Staff’s comment in its letter dated April 27, 2023 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement and otherwise updated its disclosure.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

U.S. Securities and Exchange Commission	2	May 12, 2023

Amendment No. 3 to Draft Registration Statement on Form S-11

How will your NAV per share be calculated?, page 14

1.	We note your disclosure that your net asset value will be determined by SS&C Technologies, Inc. Please file the consent for this firm and identify this entity as an expert. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Response: The Company has filed a consent for Altus Group U.S., Inc., the Company’s independent valuation advisor, as Exhibit 23.4 to the Registration Statement in response to the Staff’s comment. Further, the Company respectfully notes that, as indicated in the Registration Statement, various independent third-party appraisal firms will be responsible for providing appraisals as to individual properties from time to time and the independent valuation advisor will be responsible for reviewing such appraisals. Using these appraisals, the final determination of the fair value of the Company’s real estate properties will be made by the Adviser. The Adviser will provide the value of these properties along with the value of the Company’s other investments to SS&C GIDS, Inc., the Company’s fund administrator (the “Fund Administrator”). The Fund Administrator will then calculate the Company’s NAV for each class based on these valuations and the Company’s other assets and liabilities. The Company believes the Fund Administrator’s role is administrative and does not believe it is appropriate to expertise the Fund Administrator or attribute the Company’s NAV per share to it.

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Please do not hesitate to call me at 202-636-5924 or Ryan Bekkerus at 212-455-2293 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	BGO Industrial Real Estate Income Trust, Inc.
Michael Glimcher, Chief Executive Officer
Matthew Campbell, Secretary